UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

Current Report Pursuant to Regulation A

Date of Report: August 25, 2017

(Date of earliest event reported) August 21, 2017

MEDALIST DIVERSIFIED REIT, INC.

(Exact name of issuer as specified in its charter)

Maryland	47-5201540
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

11 S. 12th Street, Suite 401

Richmond, Virginia 23219

(Full mailing address of principal executive offices)

(804) 344-4435

(Issuer’s telephone number, including area code)

ITEM 9. OTHER EVENTS

On August 21, 2017, we engaged CrowdStreet to provide us with an exclusive crowdfunding platform, the CrowdStreet Marketplace Solutions (the “Marketplace Solutions”), to post our Offering by entering into a Marketplace Services Agreement (the “Agreement”). Our Offering will be posted on CrowdStreet’s website, crowdstreet.com and app.crowdstreet.com.

The services provided by CrowdStreet include posting of our Offering on CrowdStreet’s website, formatting posting on CrowdStreet’s website to conform to the standard look and feel of other projects posted on the website, post-closing shareholder or other owner relationship management, and transaction document management. CrowdStreet’s sole role is to provide the services and access to the website, which is a technology package that enables investors and us to share.

CrowdStreet is not a registered broker-dealer, investment advisor or funding portal and shall not perform any activities of a broker-dealer or investment advisor.

In consideration for the aforementioned services provide, CrowdStreet will receive the following compensation from us:

1) A one-time Platform & Project Fee of $10,000 paid upon August 21, 2017;

2) A per investor fee, calculated by tier, charged and paid as follows:

# of Investor
Min	Max	Price Per Investor
0	75	$300
76	150	$275
151+	N	$250

3) An annual solution maintenance fee equal to the number of investors times $30 will be charged and paid on each anniversary of the effective date of the Agreement during the projected Management Phase, which is the investment duration of the Offering to us and investors after six months from the first day it is publicly posted on the Marketplace Solutions.

Either party may terminate the Agreement at any time and for any reason or no reason.

All shares of our common stock sold through Marketplace Solutions will be offered through Moloney Securities Co., Inc., our Dealer-Manager. Our Dealer-Manager has agreed to reduce the selling commissions paid on sales coming through CrowdStreet from 7% to 4%.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Medalist Diversified REIT, Inc.,
a Maryland corporation

By:	/s/ Thomas E. Messier
Name:	Thomas E. Messier
Its:	Co-President
Date:	August 25, 2017